Exhibit 14.2
RELATED PARTY TRANSATION POLICY

1.	Purpose: The purpose of this Policy is to assure that Related Party Transactions are properly reviewed and approved by Company management and by the Audit Committee of the Board of Directors of the Company.

2.	Scope: This Policy applies to employees, officers, and directors of the Company at all locations.

3.	Definitions:

•	Company means NewPage Holdings Inc. and its direct and indirect subsidiaries, including NewPage Corporation.

•	Related Party means a director or officer of the Company, a person or group holding 5% or more of NewPage Holdings Inc. common stock, or a family member of an officer or director of the Company or of a 5% stockholder. For purposes of this definition, a “family member” of any person includes the person’s spouse, parents, children, siblings, fathers and mothers-in-law, brothers and sisters-in-law, and sons and daughters-in-law.

•	Related Party Transaction means a transaction, relationship or arrangement or series of related transactions, relationships or arrangements involving the Company in which (1) one or more Related Parties has a direct or indirect economic interest, and (2) the total commitment by or to the Company over the term of the commitment is $25,000 or more. This definition is intended to cover any transaction in which any Related Party has a material economic interest. This definition is not intended to cover routine transactions such as payment of director fees, reimbursement of ordinary business expenses, or benefits available under the Company’s established benefits plans and programs. Nor is it intended to cover transactions in which the only economic interest is ownership of less than 5% of the equity of another entity. However, it does cover wages earned by a family member who is employed by the Company.

4.	Policy: All Related Party Transactions and all material amendments to Related Party Transactions must be approved by the chief executive officer, chief financial officer, and general counsel of the Company. Related Party Transactions that would be required to be reported by the Company in its SEC filings (if any) pursuant to Item 404 of Regulation S-K must also be approved by the Audit Committee of the Board of Directors of the Company. Subject to Section 5.2, all required approvals must be obtained before negotiation of the transaction begins and before any commitment to the transaction is made on behalf of the Company.

5.	Procedures:

5.1 Reporting. Each employee, officer, and director of the Company is required to report promptly to the chief executive officer, chief financial officer, and general counsel of NewPage any proposed or completed transaction as soon as that employee, officer, or director becomes aware that the transaction is or may be a Related Party Transaction.

5.2 Approval Process. The Company will maintain a list of persons who are known to be Related Parties. Recognizing that it will not always be apparent that a transaction is or would be a Related Party Transaction when the transaction is first proposed and further recognizing that the potential for improper influence is significantly diminished if those negotiating and managing the transaction for the Company are unaware of the relationship, the Company may honor a commitment on behalf of the Company that is made before the transaction is identified as a Related Party Transaction, if the commitment was made in good faith by an authorized representative of the Company. However, once a transaction is identified as a Related Party Transaction, further negotiation and commitments must be suspended until the approvals required by this Policy are obtained, and management may impose appropriate restrictions as described in Section 5.3. The chief executive officer, chief financial officer, and general counsel of the Company and each member of the Audit Committee of the Board of Directors of the Company is required to refrain from participating in the consideration of any Related Party Transaction in which that person is a Related Party.

5.3 Approval Factors. For each Related Party Transaction presented for approval under this Policy, management and, if applicable, the Audit Committee will consider all relevant factors in determining whether or not to approve the proposed transaction, including the following as applicable:

•	Whether the proposed transaction would be entered into in the ordinary course of the Company’s business;

•	Whether the proposed transaction would be entered into on customary business terms;

•	Whether any Related Party has been or will be involved in the negotiation of the proposed transaction on the Company’s behalf; and

•	Whether the proposed transaction appears to have been negotiated on an arms-length basis without interference or influence on the Company by any Related Party.

Approval may be conditioned on any appropriate restrictions, including receiving assurances from a Related Party that he or she will refrain from participating in the negotiation of the proposed transaction on behalf of the Company and in the ongoing management of the business relationship on behalf of the Company, should the proposed transaction be approved.

6.	Coordination with Other Policies: This Policy should be read in conjunction with the Company’s Code of Conduct, which requires that each employee avoid conflicts of interest and report situations in which potential conflicts may exist. A Related Party Transaction can result in a conflict of interest if appropriate safeguards, such as those described in Section 5, are not implemented. Conflicts of interest can also arise in many other situations and this Policy does not limit the requirements of the Code of Conduct regarding conflicts of interest.